UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission File Number: 001-34936

Noah Holdings Limited

No. 1687 Changyang Road, Changyang Valley, Building 2

Shanghai 200090, People’s Republic of China

(86) 21 8035 9221

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Holdings Limited
By:	/s/ Shang-yan Chuang
Shang-yan Chuang
Chief Financial Officer

Date: August 29, 2018

2

EXHIBIT INDEX

Exhibit 99.1—Press Release

3

Exhibit 99.1

NOAH HOLDINGS LIMITED ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR THE SECOND QUARTER OF 2018

SHANGHAI, Aug 28, 2018 — Noah Holdings Limited (“Noah” or the “Company”) (NYSE: NOAH), a leading wealth and asset management service provider in China with a focus on global investment and asset allocation services for high net worth individuals and enterprises, today announced its unaudited financial results for the second quarter of 2018.

SECOND QUARTER 2018 FINANCIAL HIGHLIGHTS

•	Net revenues for the second quarter of 2018 were RMB797.6 million (US$120.5 million), a 12.8% increase from the corresponding period in 2017.

(RMB millions, except percentages)	Q2 2017	Q2 2018	YoY Change
Wealth management	550.6	556.5	1.1%
Asset management	130.3	195.5	50.0%
Other financial services	26.4	45.6	72.7%

Total net revenues	707.3	797.6	12.8%

•	Income from operations for the second quarter of 2018 was RMB221.2 million (US$33.4 million), a 1.4% decrease from the corresponding period in 2017.

(RMB millions, except percentages)	Q2 2017	Q2 2018	YoY Change
Wealth management	185.2	135.7	(26.7%)
Asset management	69.8	100.7	44.3%
Other financial services	(30.8)	(15.1)	(51.0%)

Total income from operations	224.3	221.2	(1.4%)

•	Net income attributable to Noah shareholders for the second quarter of 2018 was RMB179.5 million (US$27.1 million), a 13.3% decrease from the corresponding period in 2017.

•	Non-GAAP[1] net income attributable to Noah shareholders for the second quarter of 2018 was RMB252.1 million (US$38.1 million), an 11.3% increase from the corresponding period in 2017.

SECOND QUARTER 2018 OPERATIONAL UPDATES

Wealth Management Business

The Company’s wealth management business offers financial products and provides comprehensive financial services to high net worth clients. Noah primarily distributes onshore and offshore fixed income, private equity, secondary market equity and insurance products.

[1]

Noah’s Non-GAAP financial measures are its corresponding GAAP financial measures excluding the effects of all forms of share-based compensation and fair value changes of equity securities (unrealized) and adjusting for sale of equity securities. See “Reconciliation of GAAP to Non-GAAP Results” at the end of this press release.

•	Total number of registered clients as of June 30, 2018 was 220,601, a 33.9% increase from June 30, 2017.

•	Total number of active clients[2] during the second quarter of 2018 was 4,461, a 0.5% decrease from June 30, 2017.

•	Aggregate value of financial products distributed during the second quarter of 2018 was RMB29.1 billion (US$4.4 billion), an 11.9% decrease from the second quarter of 2017.

Product type	Three months ended June 30,
	2017		2018
	(RMB in billions, except percentages)
Fixed income	23.5	71.3%	19.3	66.3%
Private equity	8.3	25.0%	6.3	21.6%
Secondary market equity	1.1	3.4%	2.8	9.7%
Other products	0.1	0.3%	0.7	2.4%

All products	33.0	100.0%	29.1	100.0%

•	Average transaction value per active client[3] for the second quarter of 2018 was RMB6.5 million (US$1.0 million), an 11.4% decrease from the corresponding period in 2017.

•	Coverage network included 287 branches and sub-branches covering 81 cities as of June 30, 2018, up from 205 branches and sub-branches covering 76 cities as of June 30, 2017.

•	Number of relationship managers was 1,495 as of June 30, 2018, an 18.7% increase from June 30, 2017.

Asset Management Business

The Company’s asset management business, Gopher Asset Management Co., Ltd. (“Gopher Asset Management” or “Gopher”), is a leading alternative asset manager in China. Gopher Asset Management develops and manages private equity, real estate, secondary market equity, credit and other investments denominated in Renminbi and other currencies.

•	Total assets under management as of June 30, 2018 were RMB161.5 billion (US$24.4 billion), a 2.9% increase from March 31, 2018 and a 16.5% increase from June 30, 2017.

[2]

“Active clients” for a given period refers to registered clients who purchase financial products provided or distributed by Noah during that given period, excluding clients in Noah’s other financial services segment.

[3]	“Average transaction value per active client” refers to the average value of financial products that were purchased by active clients during the period specified.

Investment type	As of March 31, 2018		Asset Growth	Asset Expiration/ Redemption	As of June 30, 2018
	(RMB billions, except percentages)
Private equity	91.8	58.5%	4.3	2.2	93.9	58.1%
Credit	42.8	27.3%	8.1	9.6	41.3	25.6%
Real estate	11.9	7.6%	6.5	0.8	17.6	10.9%
Secondary market equity[4]	6.8	4.3%	0.2	2.7	4.3	2.7%
Other investments	3.6	2.3%	0.8	—	4.4	2.7%

All Investments	156.9	100.0%	19.9	15.3	161.5	100.0%

Other Financial Services Business

The Company’s other financial services business includes its lending services, online wealth management and payment technology services.

Mr. Kenny Lam, Group President of Noah, said, “In the second quarter of 2018, we began to see increased macro-economic and capital market volatility which affected investment sentiment in China. Our focus will be on investing further in client education, enhancing our professional capabilities, diversifying our services and products, and growing our global footprints. In the short term, increased regulatory scrutiny may slow the overall growth rate of the industry, and as a result, we are closely monitoring any development trends affecting the industry generally or our business in particular. In the long run, however, we believe that the whole market will benefit from the normalized regulation and leading companies like Noah will stand out eventually.”

SECOND QUARTER 2018 FINANCIAL RESULTS

Net Revenues

Net revenues for the second quarter of 2018 were RMB797.6 million (US$120.5 million), a 12.8% increase from the corresponding period in 2017, primarily driven by increased recurring service fee revenues and performance-based income, and partially offset by decreased one-time commissions.

•	Wealth Management Business

•

Net revenues from one-time commissions for the second quarter of 2018 were RMB233.0 million (US$35.2 million), a 21.7% decrease from the corresponding period in 2017, primarily due to a decline in transaction value.

•

Net revenues from recurring service fees for the second quarter of 2018 were RMB284.2 million (US$43.0 million), a 35.8% increase from the corresponding period in 2017. The increase was primarily due to the cumulative effect of financial products with recurring service fees previously distributed.

•

Net revenues from performance-based income for the second quarter of 2018 were RMB11.8 million (US$1.8 million), compared with RMB22.0 million in the corresponding period of 2017, primarily due to a decrease in performance-based income from secondary market equity products.

[4]	The asset expiration/redemption of secondary market equity investments also includes market appreciation or depreciation.

•

Net revenues from other service fees for the second quarter of 2018 were RMB27.5 million (US$4.2 million), an increase from RMB21.6 million in the corresponding period in 2017, primarily due to the growth of the Company’s investor education business.

•	Asset Management Business

•

Net revenues from recurring service fees for the second quarter of 2018 were RMB165.1 million (US$24.9 million), a 28.7% increase from the corresponding period in 2017. The increase was primarily due to the increase in assets under management.

•

Net revenues from performance-based income for the second quarter of 2018 were RMB27.3 million (US$4.1 million), compared with RMB1.5 million in the corresponding period of 2017, primarily due to an increase in performance-based income from real estate products.

•	Other Financial Services Business

•

Net revenues for the second quarter of 2018 were RMB45.6 million (US$6.9 million), a 72.7% increase from the corresponding period in 2017. The increase was primarily due to the growth of the Company’s lending services business.

Operating Costs and Expenses

Operating costs and expenses for the second quarter of 2018 were RMB576.4 million (US$87.1 million), a 19.3% increase from the corresponding period in 2017. Operating costs and expenses primarily consisted of compensation and benefits of RMB390.3 million (US$59.0 million), selling expenses of RMB120.5 million (US$18.2 million), general and administrative expenses of RMB68.5 million (US$10.4 million) and other operating expenses of RMB28.6 million (US$4.3 million).

•

Operating costs and expenses for the wealth management business for the second quarter of 2018 were RMB420.8 million (US$63.6 million), a 15.2% increase from the corresponding period in 2017, primarily due to an increase in compensation and benefits and marketing expenses.

•

Operating costs and expenses for the asset management business for the second quarter of 2018 were RMB94.8 million (US$14.3 million), a 56.6% increase from the corresponding period in 2017, primarily due to an increase in compensation and benefits.

•	Operating costs and expenses for the other financial services business for the second quarter of 2018 were RMB60.8 million (US$9.2 million), a 6.4% increase from the corresponding period in 2017.

Operating Margin

Operating margin for the second quarter of 2018 was 27.7%, a decrease from 31.7% for the corresponding period in 2017.

•	Operating margin for the wealth management business for the second quarter of 2018 was 24.4%, compared with 33.6% for the corresponding period in 2017.

•	Operating margin for the asset management business for the second quarter of 2018 was 51.5%, compared with 53.5% for the corresponding period in 2017.

•

Operating loss for the other financial services business for the second quarter of 2018 was RMB15.1 million (US$2.3 million), improving from a loss of RMB30.8 million for the corresponding period in 2017.

Investment Income

Investment income for the second quarter of 2018 was RMB16.8 million (US$2.5 million), compared with RMB10.9 million for the corresponding period in 2017. The increase was primarily due to the gain from disposal of equity securities, partially offset by a loss from changes in fair value of equity securities. See “Discussion of Recently Adopted Accounting Standard and Non-GAAP Financial Measures” below for more details.

Income Tax Expenses

Income tax expenses for the second quarter of 2018 were RMB57.7 million (US$8.7 million), a 4.3% decrease from the corresponding period in 2017, primarily due to lower taxable income.

Net Income

•	Net Income

•	Net income for the second quarter of 2018 was RMB186.4 million (US$28.2 million), a 9.5% decrease from the corresponding period in 2017.

•	Net margin for the second quarter of 2018 was 23.4%, down from 29.1% for the corresponding period in 2017.

•	Net income attributable to Noah shareholders for the second quarter of 2018 was RMB179.5 million (US$27.1 million), a 13.3% decrease from the corresponding period in 2017.

•	Net margin attributable to Noah shareholders for the second quarter of 2018 was 22.5%, down from 29.3% for the corresponding period in 2017.

•

Net income attributable to Noah shareholders per basic and diluted ADS for the second quarter of 2018 was RMB3.13 (US$0.47) and RMB3.00 (US$0.45), respectively, down from RMB3.67 and RMB3.52 respectively, for the corresponding period in 2017.

•	Non-GAAP Net Income Attributable to Noah Shareholders

•	Non-GAAP net income attributable to Noah shareholders for the second quarter of 2018 was RMB252.1 million (US$38.1 million), an 11.3% increase from the corresponding period in 2017.

•	Non-GAAP net margin attributable to Noah shareholders for the second quarter of 2018 was 31.6%, down from 32.0% for the corresponding period in 2017.

•	Non-GAAP net income attributable to Noah shareholders per diluted ADS for the second quarter of 2018 was RMB4.20 (US$0.63), up from RMB3.84 for the corresponding period in 2017.

Balance Sheet and Cash Flow

As of June 30, 2018, the Company had RMB2,094.8 million (US$316.6 million) in cash and cash equivalents, compared with RMB2,003.5 million as of June 30, 2017 and RMB2,151.4 million as of March 31, 2018.

Net cash outflow from the Company’s operating activities during the second quarter of 2018 was RMB302.7 million (US$45.7 million), compared to net cash inflow RMB72.8 million in the corresponding period in 2017. The difference was mainly due to the temporary increase of other current assets for the financial leasing business.

Net cash inflow from the Company’s investing activities during the second quarter of 2018 was RMB153.0 million (US$23.1 million), compared to net cash outflow RMB671.2 million in the corresponding period in 2017, primarily due to the maturity of certain loans in the lending business.

Net cash inflow from the Company’s financing activities was RMB54.1 million (US$8.2 million) in the second quarter of 2018, compared to net cash inflow RMB4.2 million in the corresponding period in 2017, driven by more proceeds received from the issuance of ordinary shares upon exercise of stock options.

On July 8, 2017, the Company’s board of directors authorized a share repurchase program of up to US$50.0 million worth of its issued and outstanding ADSs over the course of one year, which expired on July 7, 2018. The Company had not repurchased any ADSs under this program.

OTHER COMPANY DEVELOPMENTS

The Company also announced the promotion of Ms. Yang Gao to the position of Chief Operating Officer, replacing Mr. Harry Tsai, who is leaving for personal reasons, effective August 31, 2018.

Ms. Gao has more than 13 years of experience in financial and operating management. She joined Noah in June 2011 and serves as the general manager of the public affairs department of the Company. From 2015 to 2018, she was the chief operating officer of Noah’s wealth management business. Prior to joining Noah, Ms. Gao worked with the taxation management department of Shanda Group for seven years. Ms. Gao received her bachelor’s degree from Shanghai University of Finance and Economics.

Ms. Jingbo Wang, Chairlady and CEO of Noah, commented, “We are very pleased to welcome Ms. Gao to Noah’s senior management team. Ms. Gao has been with the Company for more than seven years and has extensive experience in financial and corporate operations. At the same time, we highly appreciate Harry’s long tenure with Noah and his hard work over the years, and wish him all the best in the future.”

2018 FORECAST

The Company estimates that non-GAAP net income attributable to Noah shareholders for the full year 2018 will be in the range of RMB1 billion to RMB1.05 billion, an increase of 16.7% to 22.6% compared with the full year 2017. This estimate reflects management’s current business outlook and is subject to change.

CONFERENCE CALL

Senior management will host a combined English and Chinese language conference call to discuss the Company’s second quarter 2018 unaudited financial results and recent business activities.

The conference call may be accessed with the following details:

Conference call details
Date/Time:	Tuesday, Aug 28, 2018 at 8:00 p.m., U.S. Eastern Time Wednesday, Aug 29, 2018 at 8:00 a.m., Hong Kong Time
Dial in details:
- United States Toll Free	+1-866-311-7654
- Mainland China Toll Free	4001-201203
- Hong Kong Toll Free	800-905-945
- International	+1-412-317-5227
Conference Title:	Noah Holdings Limited Second Quarter 2018 Earnings Call
Participant Password:	Noah Holdings

A telephone replay will be available starting one hour after the end of the conference call until September 4, 2018 at +1-877-344-7529 (US Toll Free) or +1-412-317-0088 (International Toll). The replay access code is 10123267.

A live and archived webcast of the conference call will be available at Noah’s investor relations website under the News & Events section at http://ir.noahgroup.com.

DISCUSSION OF RECENTLY ADOPTED ACCOUNTING STANDARD AND NON-GAAP MEASURES

On January 1, 2018, the Company adopted ASU 2016-01 Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which requires that equity investments, except for those accounted for under the equity method or those that result in consolidation of the investee, be measured at fair value, with subsequent changes in fair value recognized in net income.

The accounting standard also includes a transition requirement on presentation that requires the amounts reported in accumulated other comprehensive income for equity securities that exist as of the date of adoption previously classified as available-for-sale to be reclassified to retained earnings.

As a result, upon adoption of this new standard, Noah recorded a cumulative effect adjustment from other comprehensive income to retained earnings of RMB251.6 million (US$38.7 million), net of tax, for the unrealized gains related to equity securities previously classified as available-for-sale securities. This adjustment had no overall impact on shareholders’ equity; however, since these net unrealized gains are now included within retained earnings, they will not appear as realized gains on Noah’s consolidated income statement when sold.

The future impact to Noah’s consolidated income statement from period to period will vary depending upon the level of volatility in the performance of the securities held in Noah’s equity portfolio and the overall market. ASU 2016-01 does not affect the treatment of equity investments accounted for under the equity method or those that result in consolidation of the investee.

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures excluding the effects of all forms of share-based compensation and fair value changes of equity investments (unrealized) and adjusting for sale of equity securities. See “Reconciliation of GAAP to Non-GAAP Results” at the end of this press release.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measures used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed the foregoing non-GAAP net income attributable to Noah shareholders and per diluted ADS and non-GAAP net margin attributable to Noah shareholders to supplement U.S. GAAP financial data. As such, the Company’s management believes that the presentation of the non-GAAP financial measures provides important supplemental information to investors regarding financial and business trends relating to its results of operations in a manner consistent with that used by management.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited (NYSE: NOAH) is a leading wealth and asset management service provider in China with a focus on global investment and asset allocation services for high net worth individuals and enterprises. In the second quarter of 2018, Noah distributed RMB29.1 billion (US$4.4 billion) of financial products. Through Gopher Asset Management, Noah had assets under management of RMB161.5 billion (US$24.4 billion) as of June 30, 2018.

Noah’s wealth management business primarily distributes onshore and offshore fixed income, private equity, secondary market equity and insurance products. Noah delivers customized financial solutions to clients through a network of 1,495 relationship managers across 287 branches and sub-branches in 81 cities in mainland China, and serves the international investment needs of its clients through offices in Hong Kong, Taiwan, United States, Canada, Australia and Singapore. The Company’s wealth management business had 220,601 registered clients as of June 30, 2018. As a leading alternative asset manager in China, Gopher Asset Management manages private equity, real estate, secondary market equity, credit and other investments denominated in Renminbi and other currencies. The Company also provides other financial services, including lending services, online wealth management and payment technology services.

For more information, please visit Noah at ir.noahgroup.com.

FOREIGN CURRENCY TRANSLATION

In this announcement, the unaudited financial results for the second quarter of 2018 ended June 30, 2018 are stated in RMB. This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.6171 to US$1.00, the effective noon buying rate for June 29, 2018 as set forth in the H.10 statistical release of the Federal Reserve Board.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for 2018 and quotations from management in this announcement, as well as Noah’s strategic and operational plans, contain forward-looking statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including statements about Noah’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause Noah’s actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industry; its ability to attract and retain qualified employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industry in China and internationally; general economic and business conditions in China; and its ability to effectively protect its intellectual property rights and not to infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under the applicable law.

Contacts:

Noah Holdings Limited

Eva Ma

Tel: +86-21-8035-9221

ir@noahgroup.com

— FINANCIAL AND OPERATIONAL TABLES FOLLOW —

Noah Holdings Limited

Condensed Consolidated Balance Sheets

(unaudited)

		As of
	March 31, 2018	June 30, 2018	June 30, 2018
	RMB’000	RMB’000	USD’000
Assets
Current assets:
Cash and cash equivalents	2,151,447	2,094,773	316,570
Short-term investments (including short-term investments measured at fair value of RMB86,740 thousands and RMB163,043 thousands, as of March 31, 2018 and June 30, 2018, respectively)	246,740	224,043	33,858
Accounts receivable and contract assets, net of allowance for doubtful accounts of nil as of March 31, 2018 and June 30, 2018	228,770	243,098	36,738
Loans receivable	827,737	601,952	90,969
Amounts due from related parties	653,788	563,286	85,126
Loans receivable from factoring business	71,403	68,358	10,331
Other current assets	247,256	483,894	73,128

Total current assets	4,427,141	4,279,404	646,720
Long-term investments (including long-term investments measured at fair value of RMB835,235 thousands and RMB771,594 thousands, as of March 31, 2018 and June 30, 2018, respectively)	890,735	806,094	121,820
Investment in affiliates	1,049,353	1,176,750	177,835
Property and equipment, net	299,415	295,786	44,700
Non-current deferred tax assets	72,357	97,296	14,704
Other non-current assets	114,226	77,196	11,666

Total Assets	6,853,227	6,732,526	1,017,445

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	563,715	479,654	72,487
Income tax payable	82,394	18,484	2,793
Amounts due to related parties	280	336	51
Deferred revenues	167,768	146,462	22,134
Loans payable from factoring business	302	35,003	5,290
Other current liabilities	581,379	383,256	57,919

Total current liabilities	1,395,838	1,063,195	160,674
Non-current deferred tax liabilities	51,810	50,172	7,582
Convertible notes	470,445	330,855	50,000
Other non-current liabilities	112,839	112,485	16,999

Total Liabilities	2,030,932	1,556,707	235,255

Equity	4,822,295	5,175,819	782,190

Total Liabilities and Equity	6,853,227	6,732,526	1,017,445

Noah Holdings Limited

Condensed Consolidated Income Statements

(In RMB’000, except for USD data, per ADS data and percentages)

(unaudited)

	Three months ended
	June 30, 2017	June 30, 2018	June 30, 2018	Change
	RMB’000	RMB’000	USD’000
Revenues:
Revenues from others[1]:
One-time commissions	123,321	161,791	24,450	31.2%
Recurring service fees	144,245	167,196	25,267	15.9%
Performance-based income	16,179	10,082	1,524	(37.7%)
Other service fees	48,608	76,883	11,619	58.2%

Total revenues from others	332,353	415,952	62,860	25.2%
Revenues from funds Gopher manages[1]:
One-time commissions	177,333	72,805	11,003	(58.9%)
Recurring service fees	195,891	284,389	42,978	45.2%
Performance-based income	7,570	29,213	4,415	285.9%

Total revenues from funds Gopher manages	380,794	386,407	58,396	1.5%
Total revenues	713,147	802,359	121,256	12.5%
Less: business taxes and related surcharges	(5,836)	(4,757)	(718)	(18.5%)

Net revenues	707,311	797,602	120,538	12.8%

Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(140,078)	(168,429)	(25,454)	20.2%
Performance fee compensation	—	(5,200)	(786)	N.A.
Other compensations	(190,895)	(216,635)	(32,739)	13.5%

Total compensation and benefits	(330,973)	(390,264)	(58,979)	17.9%
Selling expenses	(71,376)	(120,472)	(18,206)	68.8%
General and administrative expenses	(49,231)	(68,510)	(10,353)	39.2%
Other operating expenses	(41,268)	(28,589)	(4,320)	(30.7%)
Government grants	9,791	31,432	4,750	221.0%

Total operating costs and expenses	(483,057)	(576,403)	(87,108)	19.3%

Income from operations	224,254	221,199	33,430	(1.4%)

Other income:
Interest income	10,440	18,633	2,816	78.5%
Interest expenses	(4,894)	(3,313)	(501)	(32.3%)
Investment income	10,943	16,754	2,532	53.1%
Other (expense) income	2,055	(21,357)	(3,228)	(1139.3%)

Total other income	18,544	10,717	1,619	(42.2%)

Income before taxes and income from equity in affiliates	242,798	231,916	35,049	(4.5%)
Income tax expense	(60,244)	(57,651)	(8,712)	(4.3%)
Income from equity in affiliates	23,308	12,087	1,827	(48.1%)

Net income	205,862	186,352	28,164	(9.5%)
Less: net loss attributable to non-controlling interests	(4,070)	6,867	1,038	(268.7%)
Less: Loss attributable to redeemable non-controlling interest of a subsidiary	2,891	—	—	(100.0%)

Net income attributable to Noah shareholders	207,041	179,485	27,126	(13.3%)

Income per ADS, basic	3.67	3.13	0.47	(14.7%)
Income per ADS, diluted	3.52	3.00	0.45	(14.8%)
Margin analysis:
Operating margin	31.7%	27.7%	27.7%
Net margin	29.1%	23.4%	23.4%
Weighted average ADS equivalent[2]:
Basic	56,461,612	57,295,516	57,295,516
Diluted	60,205,429	60,747,298	60,747,298
ADS equivalent outstanding at end of period	56,547,380	58,498,187	58,498,187

[1]

Starting from the first quarter of 2018, we report revenue streams in two categories—revenues from funds Gopher manages and revenues from others, instead of the previous categories—third-party revenues and related party revenues, to provide more relevant and accurate information. We also revised the comparative period presentation to conform to current period classification.

[2]	Assumes all outstanding ordinary shares are represented by ADSs. Each ordinary share represents two ADSs.

Noah Holdings Limited

Condensed Consolidated Income Statements

(In RMB’000, except for USD data, per ADS data and percentages)

(unaudited)

	Six months ended
	June 30, 2017	June 30, 2018	June 30, 2018	Change
	RMB’000	RMB’000	USD’000
Revenues:
Revenues from others[1]:
One-time commissions	323,108	381,332	57,628	18.0%
Recurring service fees	289,274	311,128	47,019	7.6%
Performance-based income	28,729	30,739	4,645	7.0%
Other service fees	81,849	136,872	20,685	67.2%

Total revenues from others	722,960	860,071	129,977	19.0%
Revenues from funds Gopher manages[1]:
One-time commissions	321,889	171,189	25,871	(46.8%)
Recurring service fees	377,781	538,456	81,373	42.5%
Performance-based income	7,649	68,261	10,316	792.4%

Total revenues from funds Gopher manages	707,319	777,906	117,560	10.0%
Total revenues	1,430,279	1,637,977	247,537	14.5%
Less: business taxes and related surcharges	(9,798)	(9,456)	(1,429)	(3.5%)

Net revenues	1,420,481	1,628,521	246,108	14.6%

Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(290,391)	(327,130)	(49,437)	12.7%
Performance fee compensation	—	(11,400)	(1,723)	N.A.
Other compensations	(381,164)	(412,447)	(62,330)	8.2%

Total compensation and benefits	(671,555)	(750,977)	(113,490)	11.8%
Selling expenses	(131,979)	(226,731)	(34,264)	71.8%
General and administrative expenses	(108,869)	(124,439)	(18,806)	14.3%
Other operating expenses	(70,714)	(66,552)	(10,058)	(5.9%)
Government grants	43,723	35,920	5,428	(17.8%)

Total operating costs and expenses	(939,394)	(1,132,779)	(171,190)	20.6%

Income from operations	481,087	495,742	74,918	3.0%

Other income:
Interest income	19,148	41,500	6,272	116.7%
Interest expenses	(9,807)	(10,182)	(1,539)	3.8%
Investment income	21,089	58,886	8,899	179.2%
Other (expense) income	3,192	(20,194)	(3,052)	(732.6%)

Total other income	33,622	70,010	10,580	108.2%

Income before taxes and income from equity in affiliates	514,709	565,752	85,498	9.9%
Income tax expense	(122,159)	(131,313)	(19,844)	7.5%
Income from equity in affiliates	29,034	12,739	1,925	(56.1%)

Net income	421,584	447,178	67,579	6.1%
Less: net loss attributable to non-controlling interests	(9,270)	(772)	(117)	(91.7%)
Less: Loss attributable to redeemable non-controlling interest of a subsidiary	6,816	—	—	(100.0%)

Net income attributable to Noah shareholders	424,038	447,950	67,696	5.6%

Income per ADS, basic	7.51	7.82	1.18	4.1%
Income per ADS, diluted	7.04	7.37	1.11	4.7%
Margin analysis:
Operating margin	33.9%	30.4%	30.4%
Net margin	29.7%	27.5%	27.5%
Weighted average ADS equivalent[2]:
Basic	56,461,612	57,295,516	57,295,516
Diluted	60,205,429	60,747,298	60,747,298
ADS equivalent outstanding at end of period	56,547,380	58,498,187	58,498,187

[1]

Starting from the first quarter of 2018, we report revenue streams in two categories—revenues from funds Gopher manages and revenues from others, instead of the previous categories—third-party revenues and related party revenues, to provide more relevant and accurate information. We also revised the comparative period presentation to conform to current period classification.

[2]	Assumes all outstanding ordinary shares are represented by ADSs. Each ordinary share represents two ADSs.

Noah Holdings Limited

Condensed Comprehensive Income Statements

(unaudited)

	Three months ended
	June 30, 2017	June 30, 2018	June 30, 2018	Change
	RMB’000	RMB’000	USD’000
Net income	205,862	186,352	28,164	(9.5%)
Other comprehensive income, net of tax:
Foreign currency translation adjustments	(6,321)	52,539	7,940	(931.2%)
Fair value fluctuation of available for sale Investment (after tax)	2,606	(2,469)	(373)	(194.7%)

Comprehensive income	202,147	236,422	35,731	17.0%
Less: Comprehensive income (loss) attributable to non-controlling interests	(4,029)	6,835	1,033	(269.6%)
Less: Loss attributable to redeemable non-controlling interest of a subsidiary	2,891	—	—	(100.0%)

Comprehensive income attributable to Noah shareholders	203,285	229,587	34,698	12.9%

Noah Holdings Limited

Condensed Comprehensive Income Statements

(unaudited)

	Six months ended
	June 30, 2017	June 30, 2018	June 30, 2018	Change
	RMB’000	RMB’000	USD’000
Net income	421,584	447,178	67,579	6.1%
Other comprehensive income, net of tax:
Foreign currency translation adjustments	(10,466)	17,676	2,671	(268.9%)
Fair value fluctuation of available for sale Investment (after tax)	4,121	(1,093)	(165)	(126.5%)

Comprehensive income	415,239	463,761	70,085	11.7%
Less: Comprehensive loss attributable to non-controlling interests	(9,345)	(744)	(112)	(92.0%)
Less: Loss attributable to redeemable non-controlling interest of a subsidiary	6,816	—	—	(100.0%)

Comprehensive income attributable to Noah shareholders	417,768	464,505	70,197	11.2%

Noah Holdings Limited

Supplemental Information

(unaudited)

	As of
	June 30, 2017	June 30, 2018	Change
Number of registered clients	164,728	220,601	33.9%
Number of relationship managers	1,259	1,495	18.7%
Number of cities under coverage	76	81	6.6%

	Three months ended
	June 30, 2017	June 30, 2018	Change
	(in millions of RMB, except number of active clients and percentages)
Number of active clients	4,484	4,461	(0.5%)
Transaction value:
Fixed income products	23,505	19,252	(18.1%)
Private equity products	8,252	6,287	(23.8%)
Secondary market equity products	1,111	2,835	155.2%
Other products	94	678	621.3%

Total transaction value	32,962	29,052	(11.9%)
Average transaction value per active client	7.35	6.51	(11.4%)

Noah Holdings Limited

Segment Condensed Income Statements

(unaudited)

	Three months ended June 30, 2018
	Wealth Management Business	Asset Management Business	Other Financial Services Business	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Revenues from others
One-time commissions	161,421	370	—	161,791
Recurring service fees	158,469	8,727	—	167,196
Performance-based income	10,082	—	—	10,082
Other service fees	27,613	2,735	46,535	76,883

Total revenues from others	357,585	11,832	46,535	415,952

Revenues from funds Gopher manages
One-time commissions	72,805	—	—	72,805
Recurring service fees	127,264	157,125	—	284,389
Performance-based income	1,739	27,474	—	29,213

Total revenues from funds Gopher manages	201,808	184,599	—	386,407

Total revenues	559,393	196,431	46,535	802,359
Less: business taxes and related surcharges	(2,932)	(924)	(901)	(4,757)

Net revenues	556,461	195,507	45,634	797,602

Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(167,533)	—	(896)	(168,429)
Performance fee compensation	—	(5,200)	—	(5,200)
Other compensations	(121,290)	(63,723)	(31,622)	(216,635)

Total compensation and benefits	(288,823)	(68,923)	(32,518)	(390,264)
Selling expenses	(110,686)	(5,361)	(4,425)	(120,472)
General and administrative expenses	(41,550)	(19,235)	(7,725)	(68,510)
Other operating expenses	(7,745)	(4,725)	(16,119)	(28,589)
Government grants	27,994	3,418	20	31,432

Total operating costs and expenses	(420,810)	(94,826)	(60,767)	(576,403)

Income (loss) from operations	135,651	100,681	(15,133)	221,199

Noah Holdings Limited

Segment Condensed Income Statements

(unaudited)

	Three months ended June 30, 2017
	Wealth Management Business	Asset Management Business	Other Financial Services Business	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Revenues from others
One-time commissions	122,955	366	—	123,321
Recurring service fees	136,182	8,063	—	144,245
Performance-based income	15,015	1,164	—	16,179
Other service fees	21,842	94	26,672	48,608

Total revenues from others	295,994	9,687	26,672	332,353

Revenues from funds Gopher manages
One-time commissions	177,333	—	—	177,333
Recurring service fees	75,045	120,846	—	195,891
Performance-based income	7,194	376	—	7,570

Total revenues from funds Gopher manages	259,572	121,222	—	380,794

Total revenues	555,566	130,909	26,672	713,147
Less: business taxes and related surcharges	(4,963)	(580)	(293)	(5,836)

Net revenues	550,603	130,329	26,379	707,311

Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(138,330)	(1)	(1,747)	(140,078)
Other compensations	(112,454)	(44,687)	(33,754)	(190,895)

Total compensation and benefits	(250,784)	(44,688)	(35,501)	(330,973)
Selling expenses	(66,919)	(1,432)	(3,025)	(71,376)
General and administrative expenses	(29,911)	(11,168)	(8,152)	(49,231)
Other operating expenses	(27,494)	(3,314)	(10,460)	(41,268)
Government grants	9,731	60	—	9,791

Total operating costs and expenses	(365,377)	(60,542)	(57,138)	(483,057)

Income (loss) from operations	185,226	69,787	(30,759)	224,254

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for per ADS data and percentages)

(unaudited) 5

	Three months ended
	June 30, 2017	June 30, 2018	Change
	RMB’000	RMB’000
Net income attributable to Noah shareholders	207,041	179,485	(13.3%)
Adjustment for share-based compensation related to:
Share options	12,622	9,724	(23.0%)
Restricted shares	6,849	10,517	53.6%
Less: Gains (loss) from fair value changes of equity securities (unrealized)	—	(49,063)	N.A
Add: Gains (loss) from sales of equity securities	—	3,338	N.A

Non-GAAP net income attributable to Noah shareholders*	226,512	252,127	11.3%

Net margin attributable to Noah shareholders	29.3%	22.5%
Non-GAAP net margin attributable to Noah shareholders*	32.0%	31.6%

Net income attributable to Noah shareholders per ADS, diluted	3.52	3.00	(14.8%)
Non-GAAP net income attributable to Noah shareholders per ADS, diluted*	3.84	4.20	9.4%

*	The non-GAAP adjustments do not take into consideration the impact of taxes on such adjustments.

[5]

Noah’s Non-GAAP financial measures are its corresponding GAAP financial measures excluding the effects of all forms of share-based compensation and fair value changes of equity securities (unrealized) and adjusting for sale of equity securities.

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for per ADS data and percentages)

(unaudited)

	Six months ended
	June 30, 2017	June 30, 2018	Change
	RMB’000	RMB’000
Net income attributable to Noah shareholders	424,038	447,950	5.6%
Adjustment for share-based compensation related to:
Share options	25,153	21,934	(12.8%)
Restricted shares	14,560	21,008	44.3%
Less: Gains (loss) from fair value changes of equity securities (unrealized)	—	(14,275)	N.A
Add: Gains (loss) from sales of equity securities	—	3,338	N.A

Non-GAAP net income attributable to Noah shareholders*	463,751	508,505	9.7%

Net margin attributable to Noah shareholders	29.9%	27.5%
Non-GAAP net margin attributable to Noah shareholders*	32.6%	31.2%

Net income attributable to Noah shareholders per ADS, diluted	7.04	7.37	4.7%
Non-GAAP net income attributable to Noah shareholders per ADS, diluted*	7.70	8.37	8.7%

*	The non-GAAP adjustments do not take into consideration the impact of taxes on such adjustments.